Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON

Ferrari Pricing of Issue of Notes

Maranello (Italy), 20 May 2020 - Ferrari N.V. (NYSE/MTA: RACE) (the “Issuer”) today announces the pricing of a Euro 650 million issue of notes due in May 2025 (the “Notes”), being the initial offering for a minimum benchmark size more than five times oversubscribed. The issue price of the Notes is equal to 98.898% of their principal amount and the Notes have a fixed annual coupon of 1.500%. The proceeds of the issue will be used for general corporate purposes.

Banca IMI S.p.A., Barclays Bank PLC, BNP Paribas, Goldman Sachs International, J.P. Morgan Securities plc, Merrill Lynch International and UniCredit Bank AG acted as Joint Lead Managers and Bookrunners to the issue of the Notes.

Application has been made for the Notes to be admitted to the Official List of Euronext Dublin and to trading on the regulated market of Euronext Dublin. Settlement and issue of the Notes are expected to occur on 27 May 2020.

For further information:
tel.: +39 0536 949337
Email: media@ferrari.com
www.ferrari.com

Ferrari N.V.
Amsterdam, the Netherlands
Registered Office:
Via Abetone Inferiore N.4,
I -41053 Maranello, (MO) Italy
Dutch trade register number: 64060977

About Ferrari

Ferrari is among the world’s leading luxury brands focused on the design, engineering, production and sale of the world’s most recognizable luxury performance sports cars. The Ferrari brand symbolizes exclusivity, innovation, state-of-the-art sporting performance and Italian design and engineering heritage. The name and history and the image enjoyed by its cars are closely associated with its Formula 1 racing team, Scuderia Ferrari, the most successful team in Formula 1 history. Since the inaugural year of Formula 1 in 1950 through the present, Scuderia Ferrari has won 238 Grand Prix races, 16 Constructor World titles and 15 Drivers’ World titles. Ferrari designs, engineers and produces its cars in Maranello, Italy, and sells them in over 60 markets worldwide through a network of 166 authorized dealers operating 187 points of sale as of the end of 2019.

Disclaimer

This press release shall not constitute an offer to sell or a solicitation of an offer to buy the Notes or any other securities, and shall not constitute an offer, solicitation or sale in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful. The Notes have not been and will not be registered under the United States Securities Act of 1933 (as amended), and may not be offered, sold, tendered, bought or delivered within the United States or to or for the account or benefit of U.S. persons absent registration or an applicable exemption from registration requirements.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or (iii) at persons falling within Article 49(2) (a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as ’relevant persons‘). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

This announcement is an advertisement and is not a prospectus for the purposes of Regulation (EU) 2017/1129 (the “Prospectus Regulation”). The Notes will be issued under a prospectus. The final form prospectus will be prepared and made available to the public in accordance with the Prospectus Regulation. The final form prospectus, when published, will be available at https://corporate.ferrari.com/en/investors/bond-info.

Relevant stabilisation regulations including Financial Conduct Authority/ICMA apply.
MiFID II professionals/ECPs-only/No PRIIPs KID

Manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not available to retail in EEA.
This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, including possibility of new Eurozone sovereign debt crisis, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, including the risks related to Covid-19 pandemic, most of which are outside of the Group’s control.